Stellar Biotechnologies Appoints Tessie Che, Ph.D. to Board of Directors

PORT HUENEME, CA, (September 25, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), is very pleased to announce the appointment of Tessie Mary Che, Ph.D. to the Company’s Board of Directors.

Dr. Tessie Che is currently Chair of the Board of Directors of Amaran Biotechnology, Inc., a private biotech company based in Taiwan.  Stellar’s recent US$12 Million Private Placement included a $5 Million investment by Amaran Biotechnology.

“Dr. Che brings to Stellar extensive experience pertinent to our key corporate goals at this high-growth stage,” said Frank Oakes, Stellar President and CEO. “She co-founded and successfully led a biopharmaceutical firm from development to commercialization of a new drug product to treat Clostridium difficile.  In addition, Dr. Che has extensive scientific and operations acumen, as well as strategic ability transforming research programs and pipelines into high-value business assets.”

“It is my pleasure to join Stellar’s Board of Directors,” said Tessie Mary Che, Ph.D.  “Stellar’s proprietary strength in KLH protein manufacturing and its vision to target the active immunotherapy market makes this an impressive company with very high commercial potential.”

Dr. Che co-founded Optimer Pharmaceuticals, Inc. (OPTR:NASDAQ) in 1998 and served over ten years as Optimer’s Chief Operating Officer and Senior Vice President of Corporate Affairs.  During the process development years of Optimer’s flagship drug, DIFICID®, Dr. Che built and led the company’s Chemistry, Manufacturing and Quality Control (CMC) teams through the successful and cost-effective registration and commercialization of DIFICID® in the United States, Canada and Europe in 2011.

Prior to Optimer, Dr. Che’s industrial experience included 20 years in research, management and operations at large companies including Exxon Mobil Corporation, Aventis Pharmaceuticals, Inc., and EniChem S.p.A.  She also served as Vice President, Operations of M and D Precision Science Group, Inc. in 1988 and co-founded Cinogen Pharmaceuticals, Inc. (China) serving as Vice President from 1994 to 1996.  Cinogen later became a wholly-owned subsidiary of Pharmanex, Inc., where Dr. Che served as Sr. Director of Quality Assurance and Sourcing.

Dr. Che holds bachelors’ degrees in chemistry from Illinois State University and Fu-Jen Catholic University (Taiwan), a Ph.D. in physical-inorganic chemistry from Brandeis University, and did post-doctoral work at Columbia University.  She has authored numerous scientific publications and holds over twenty U.S. patents in material synthesis and applications.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Contacts:

Frank Oakes
President and CEO
Phone +1 (805) 488-2800
InvestorRelations@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: +1 (212) 301-7130
markmcp@mzgroup.us
Web: www.mzgroup.us

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.